UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                                 VistaCare, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92839Y109
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 14, 2008
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------------------                              -----------------
CUSIP No. 92839Y109                                            Page 2 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    813,538
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                813,538
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            813,538
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                              -----------------
CUSIP No. 92839Y109                                            Page 3 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    813,538
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                813,538
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            813,538
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                              -----------------
CUSIP No. 92839Y109                                            Page 4 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    813,538
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                813,538
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            813,538
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                              -----------------
CUSIP No. 92839Y109                                            Page 5 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    813,538
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                813,538
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            813,538
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on January 24, 2008 (the "Original Schedule 13D") as amended by the Schedule 13D/A filed on February 1, 2008 ("Amendment No. 1") (the Original Schedule 13D and the Amendment No. 1, together with this Amendment No. 2, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the common stock, $0.01 par value per share of VistaCare, Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $6,802,779 of its investment capital to purchase the 813,538 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates in commingled margin accounts, maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.        Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on February 14, 2008, the Reporting Persons beneficially own an aggregate of 813,538 shares of Common Stock, representing approximately 4.8% of the shares of Common Stock outstanding. The percentages used herein are based upon 16,883,927 shares of Common Stock reported to be outstanding as of February 5, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2008.

     SAC Capital Advisors, SAC Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 813,538 shares of Common Stock (constituting approximately 4.8% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 813,538 shares of Common Stock, constituting 4.8% of such class of securities;

          (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 813,538 shares of Common Stock, constituting 4.8% of such class of securities;

          (iii) SAC Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 813,538 shares of Common Stock, constituting approximately 4.8% of such class of securities; and

          (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 813,538 shares of Common Stock, constituting approximately 4.8% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the Nasdaq National Market.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, SAC Associates and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on February 14, 2008.

Item 6.        Interest in Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.        Material to be filed as Exhibits.

1.  Schedule A - Trading History

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2008


                                             S.A.C. CAPITAL ADVISORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL MANAGEMENT, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL ASSOCIATES, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person

                                                   Schedule A
                                                   ----------

                                        TRADING HISTORY, VISTACARE, INC.


------------ -------------------------------------- ----------------------- ----------- ----------------------
   Date      Company Name                           Type                      Amount    Price Per Share ($)
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                -39622                   8.49
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -200                  8.491
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -100                 8.4925
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -200                  8.493
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                 -8100                  8.495
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -100                 8.4975
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -300                  8.498
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -900                  8.499
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                -50217                    8.5
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -300                  8.505
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -300                  8.508
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                -21000                   8.51
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -600                 8.5101
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -100                  8.515
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                 -8300                   8.52
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                 -3100                   8.53
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                  -200                  8.531
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/1/2008  S.A.C. Capital Associates, LLC         Common Stock                 -6699                   8.54
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/6/2008  S.A.C. MultiQuant Fund, LLC            Common Stock                   400                   8.55
------------ -------------------------------------- ----------------------- ----------- ----------------------
   2/7/2008  S.A.C. Capital Associates, LLC         Common Stock                 50000                   8.56
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                -23600                   8.55
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                 -4800                   8.56
------------ -------------------------------------- ----------------------- ----------- ----------------------




------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                 -6530                 8.5601
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                  -500                  8.565
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                  -100                  8.568
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                 -1300                   8.57
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                  -778                  8.575
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/13/2008  S.A.C. Capital Associates, LLC         Common Stock                  -900                   8.58
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/14/2008  S.A.C. Capital Associates, LLC         Common Stock                -24780                   8.53
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/14/2008  S.A.C. Capital Associates, LLC         Common Stock                -24400                   8.54
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/14/2008  S.A.C. Capital Associates, LLC         Common Stock                 -2200                 8.5401
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/14/2008  S.A.C. Capital Associates, LLC         Common Stock                  -600                  8.545
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/14/2008  S.A.C. Capital Associates, LLC         Common Stock                 -4029                   8.55
------------ -------------------------------------- ----------------------- ----------- ----------------------
  2/14/2008  S.A.C. Capital Associates, LLC         Common Stock                  -100                   8.56
------------ -------------------------------------- ----------------------- ----------- ----------------------